Exhibit 99.1

Dangdang Announces Receipt of Preliminary Non-Binding "Going Private" Proposal

BEIJING, July 9, 2015 - E-Commerce China Dangdang Inc. (NYSE: DANG) (the "Company"), a leading business-to-consumer e-commerce company in China, today announced that that its Board of Directors (the "Board") has received a non-binding proposal letter, dated July 9, 2015, from Ms. Peggy Yu Yu, Chairwoman of the Board, and Mr. Guoqing Li, director and Chief Executive Officer of the Company (together, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already beneficially owned by the Buyer Group for $7.812 in cash per American depositary share ("ADS"), each representing five common shares.  The proposed purchase price represents a premium of 20% to the closing trading price of the Company's ADS on July 8th, 2015, the last trading day prior to the date hereof.

The Buyer Group currently beneficially owns approximately 35.9% of all the issued and outstanding common shares of the Company, which represent approximately 83.5% of the aggregate voting power of the Company.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board intends to form a special committee comprised of independent and disinterested directors and will authorize the special committee to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang's growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang's industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang's annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Tony Hung
Senior Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2301
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

Annex A

Non-binding Proposal Letter from the Buyer Group

July 9th, 2015

The Board of Directors

E-Commerce China Dangdang Inc.

21/F, Jing An Center
No. 8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

Dear Directors:

Ms. Peggy Yu Yu, Chairwoman of the Board of Directors of E-Commerce China Dangdang Inc. (the "Company"), and her spouse, Mr. Guoqing Li, Chief Executive Officer and director of the Company (together, the "Buyer Group") are pleased to submit this preliminary non-binding proposal to acquire all outstanding common shares (the "Shares") of the Company not beneficially owned by the Buyer Group in a going-private transaction (the "Acquisition").  Our proposed purchase price for each American depositary share of the Company ("ADS", each representing five Shares) is $7.812 in cash.  The Buyer Group beneficially owns approximately 35.9% of all the issued and outstanding Shares of the Company, which represent approximately 83.5% of the aggregate voting power of the Company.

We believe that our proposal provides an attractive opportunity for the Company's shareholders.  Our proposed purchase price represents a premium of 20% to the closing trading price of the Company's ADS on July 8th, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. The consideration payable for each ADS will be $7.812 in cash, or $1.5624 in cash per Share (in each case other than those ADSs or ordinary shares beneficially owned by the Buyer Group that will be rolled over in connection with the Acquisition).

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Debt financing is expected to be provided by third-party loans. Equity financing will be provided from the Buyer Group and any additional members we accept into the Buyer Group in the form of cash and rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt and equity financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Ms. Yu and Mr. Li in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition.
In considering our offer, you should be aware that the Buyer Group is interested only in acquiring the outstanding Shares that the Buyer Group does not already beneficially own, and that the Buyer Group does not intend to sell their stake in the Company to any third party.

7.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

/s/ Ms. Peggy Yu Yu

/s/ Mr. Guoqing Li